Exhibit 21.1

LIST OF SUBSIDIARIES OF PURECYCLE TECHNOLOGIES, INC.
(As of December 31, 2021)

Subsidiary	State of Jurisdiction of Incorporation

PureCycle Technologies Holdings Corp.	Delaware

PureCycle Technologies, LLC	Delaware

PureCycle Managed Services, LLC	Delaware

PCTO Holdco, LLC	Delaware

PureCycle: Ohio, LLC	Ohio